EXHIBIT 1

PROVIDENCE SERVICE CORPORATION

AT THE COMPANY	AT CAMERON ASSOCIATES
Fletcher McCusker – Chairman and CEO	Alison Ziegler 212-554-5469
Kate Blute – Director of Investor and Public Relations
520/747-6600

FOR IMMEDIATE RELEASE

Providence Service Corporation Files

Preliminary Consent Revocation Statement

With the SEC

Consent Revocation Statement Points to Avalon’s Ulterior Motives and Hidden Agenda in

Conducting Its Consent Solicitation

TUCSON, Arizona — February 12, 2009 — The Providence Service Corporation (Nasdaq: PRSC) today announced that it has filed with U.S. Securities and Exchange Commission its preliminary consent revocation statement in response to the preliminary consent solicitation statement filed with the SEC late last week by various affiliates of Avalon Correctional Services, Inc. (Pink Sheets: CITY.PK), including Donald E. Smith, its controlling stockholder, sole director and Chief Executive Officer. Providence today also announced that it is calling upon Avalon and Don Smith to withdraw their consent solicitation statement and terminate their self-interested, costly, distracting and disruptive consent solicitation against Providence so management can return its full attention to delivering on Providence’s significant potential and enhancing value for ALL Providence stockholders.

“We are at a complete loss to understand, how anyone, including Don Smith, could believe that initiating a costly, distracting and disruptive consent solicitation against Providence is in the best interest of ALL Providence stockholders,” commented Fletcher McCusker, Chief Executive Officer of Providence. “Unfortunately, the only one who has any potential to benefit from this disruptive, distracting and costly endeavor is Don Smith, who has already more than doubled his original investment since acquiring his first share in Providence this past October. While we would much prefer to focus our time elsewhere such as our numerous ongoing initiatives to enhance stockholder value, we will not be intimidated or bullied into acceding to the demands of ONE dissident stockholder group seeking to further its own personal agenda. The Providence Board and management strongly believe that Providence must be run like any other public company - for the benefit of ALL stockholders - and are committed to doing just that. We are very confident that Providence is moving in the right direction.

“As we detail in our consent revocation statement, we believe that Avalon is conducting its consent solicitation for ulterior motives and in pursuit of a narrow and self-serving agenda that has not been publicly disclosed. We have no doubt that Avalon’s consent solicitation is designed to disingenuously portray Avalon as being concerned with our corporate governance and as the champions of their fellow stockholders, when in reality Avalon’s consent solicitation is part of an integrated and much larger plan to obtain substantial influence and effective control over Providence disproportionate to its current investment (to date, approximately $3.1 million), and in such a way that would be economically disadvantageous and very unfair to our other stockholders.

“If Don Smith intends to pursue his disruptive and distracting consent solicitation against Providence, we are happy to contrast for our stockholders our public record of acting in the best interest of ALL stockholders and taking tangible steps to enhance stockholder value with his record at Avalon. As we announced late last year, our Board of Directors is actively focused on several strategic options to enhance shareholder value including, among other things, delevering our debt, growing our core social services business and selling certain non-strategic assets. To date, the only suggestion we have received from Avalon and Don Smith has been a self-interested, one-sided investment proposal that would have allowed Avalon to substantially increase its equity ownership in Providence in a way that would be dilutive, unfair and economically disadvantageous to the other Providence stockholders, and would provide Avalon with voting rights in Providence disproportionate to its economic investment. Our Board, after due consideration, rejected such a transaction as not being in the best interests of ALL Providence stockholders.

“Given Don Smith’s record of operating Avalon like it was his own personal property and his very public record of taking actions, such as voluntarily delisting from Nasdaq and terminating the registration of Avalon’s shares, so as to avoid being required to comply with the corporate governance and public disclosure requirements imposed by Nasdaq and the SEC, he has little to no credibility as a champion of corporate governance and, most importantly, little or no credibility of acting in the best interest of ALL stockholders. To examine Don Smith’s record in detail as we have, stockholders need look no further than the numerous public filings made with the SEC by Avalon. Avalon’s various SEC filings, including its annual reports and annual meeting proxy statements are replete with detailed discussions of the numerous related-party transactions that Don Smith and his affiliated companies have engaged in with Avalon since Avalon was first founded. They also provide a very clear roadmap of the steps Don Smith and Avalon took so that they no longer have to comply with the corporate governance and public disclosure requirements imposed by Nasdaq and the SEC that are intended for the protection of ALL stockholders.

“On behalf of ALL Providence stockholders, we urge Don Smith to consider our request to withdraw his consent solicitation statement and terminate his disruptive, distracting and costly consent solicitation before it reaches an acrimonious and costly contest that does nothing to help us all further the growth of stockholder value.

“We remain open to listening to any ideas and suggestions Don Smith may have on how we may continue to enhance stockholder value, but his costly, distracting and disruptive consent solicitation and his pursuit of his own self-interested agenda that would be detrimental to our broader stockholder base, does not advance our ability to constructively engage with him and have those discussions. We look forward to a positive response from Don Smith so that we may move beyond this unnecessary distraction and return our full attention to delivering on Providence’s very significant potential and enhancing value for ALL Providence stockholders.”

Providence also announced today that, in connection with its intended solicitation of consent revocations, it has retained the law firm of Blank Rome LLP as its legal advisor and Innisfree M&A Incorporated as its solicitor for consent revocations.

Important Information

The Providence Service Corporation (the “Company”) and its directors and certain executive officers may be deemed to be participants in the solicitation of consent revocations from stockholders in connection with a consent solicitation by affiliates of Avalon Correctional Services, Inc. (the “Consent Solicitation”). The Company has filed a preliminary consent revocation statement with the Securities and Exchange Commission (the “SEC”) relating to the solicitation of consent revocations in connection with the Consent Solicitation (the “Consent Revocation Statement”). Information regarding the interests of such potential participants is included in the Consent Revocation Statement. Promptly after filing its definitive Consent Revocation Statement with the SEC, the Company will mail the definitive Consent Revocation Statement and a form of consent revocation card to each stockholder entitled to deliver a written consent in connection with the Consent Solicitation. WE URGE INVESTORS TO READ THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Consent Revocation Statement and any other documents filed by the Company with the SEC in connection with the Consent Solicitation at the SEC’s website at http://www.sec.gov. and the Company’s website at http://www.provcorp.com.

About Providence

Providence Service Corporation, through its owned and managed entities, provides home and community based social services and non-emergency transportation services management to government sponsored clients under programs such as welfare, juvenile justice, Medicaid and corrections. Providence does not own or operate beds, treatment facilities, hospitals or group homes, preferring to provide services in the client’s own home or other community setting. The Company provides a range of services through its direct and managed entities to over 74,000 clients through 870 contracts at September 30, 2008, with an estimated six million individuals eligible to receive the Company’s non-emergency transportation services related to its LogistiCare operations. Combined, the Company has a nearly $1 billion book of business including managed entities.

Forward-Looking Statements

This press release contains ““forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date the statement was made. Such forward-looking statements are based on current expectations that involve a number of known and unknown risks, uncertainties and other factors which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These factors include, but are not limited to the global credit crisis, capital market conditions, and other risks detailed in Providence’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2007. Providence is under no obligation to (and expressly disclaims any such obligation to) update any of the information in this press release if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise.